Exhibit 99.7

                                                                         TSX-V: AVU

                                                                                                          FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                         T: (604) 687-3520                 F: (604) 688-3392

April 18, 2013                                                                                                                   NR 07 - 2013

Avrupa finds strong Copper-Gold-Silver in rock samples at Alvito, South Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report positive results from first-pass exploration work on the Alvito license in southern Portugal.  Avrupa has now collected 144 rock chip samples on the license, centering around 16 separate prospect areas.  A total of 14 of these samples contain greater than 0.4 ppm gold, up to 3.95 ppm gold.  Twenty-seven of the samples contain greater than 5 ppm silver, up to a high value of 160 g/t silver.  Forty-two of the samples carry greater than 0.25% copper, including twenty-six with greater than 1% copper.  Others carry strongly anomalous lead, zinc, and molybdenum values, as well.

The Alvito license covers approximately 988 square kilometers of prospective ground that straddles both the Iberian Pyrite Belt and in the Ossa Morena tectonic zone.  Recent exploration work concentrated on the Ossa Morena portion of the license, which covers about 800 square kilometers of the license.  Of that portion, less than 10% was actually reviewed during the recent work.  The new field work was highly successful, identifying potential for significant copper-gold-silver mineralization in known and new occurrences, as well as leading to the discovery of a previously un-documented, large epithermal silver-lead-zinc veining system, partially mineralized over a length of two kilometers.  Additionally, the prospecting work identified several possible precious metal-bearing, massive sulfide mineral occurrences within the license boundaries.

Many of the copper-gold-silver occurrences that were visited during the recon program lie within a 24-kilometer long, 4-kilometer wide belt, designated as the Alcoçovas Copper Belt (ACB), defined by anomalous copper and zinc soil geochemistry from over 66,000 soil samples collected by previous operators in the district.  The ACB coincides with a belt of igneous rocks of an age that is known to host mineral deposits in other parts of Europe and North Africa.  Classification of the deposit types is still ambiguous, but the most important showings are interpreted to be iron oxide-copper-gold (IOCG) type, along with several showings that may be porphyry copper type, both of which are important metal hosts around the world.

Much of the Ossa Morena portion of the license, outside of the ACB, has not yet been evaluated by Avrupa.  At present, the Company is actively engaged in attracting potential joint venture partners to further explore and develop projects within the license.  The Company has made a data package available to four international exploration and mining companies, and several others have expressed interest in reviewing the information.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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